UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call – 3Q15 October 23rd, 2015

2 The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made. Disclaimer

3 Horizonte 2 project Key highlights 3Q15 results Cash production cost Indebtedness Net results 3Q15 Free cash flow ROE and ROIC Dividend Policy Extraordinary Dividend 4 5 6 Agenda 7 8 9 10 11 12 13

Horizonte 2 Project 4 Main progress 3Q15: Startup: 4Q2017 Capacity*: 1.850 million t/year * Considering creep capacity of 100 thousand t/year. Contracting conclusion for industrial packages and main services. Cornerstone ceremony set for October 30, 2015. Regularly updated video on the company website shows the progress of the project. Physical and financial execution in line with schedule.

Principais destaques 5 Liability Management Net debt of US$2.41 billion, Fibria’s lowest ever level; Leverage reduction in US$ to 1.58x and in R$ to 2.07x; Cost of debt in US$ reduced to 3.3% p.a. Pulp Market Operational Results 3Q15: Net revenue: R$2.79 billion EBITDA: R$1.55 billion EBITDA margin: 56% FCF(1): R$1.12 billion LTM(2): Net revenue: R$9.1 billion EBITDA: R$4.6 billion EBITDA margin: 51% FCF(1): R$2.3 billion (1) Not considering dividend payment of R$149 million and capex related to Horizonte 2 project. (2) LTM: Last twelve months. Sales volume of 1,298 thousand tons in 3Q15, 2% more than period output and higher than 2Q15; Pulp inventories at 53 days; Low seasonality, with favorable market fundamentals. record

3Q15 Results 6 Net Revenue – 3Q15 By region By end-use (1) ABTCP and Fibria Pulp Sales (000 t) and Inventories (in days) Pulp Net Revenues and Average Net Pulp Price BHKP Schedule Maintenance Downtimes - Brasil (000 t)(1) 1.070 1.213 1.400 1.259 2.127 Avg. Net Pulp Price (R$/t) 58 56 56 50 53 1,296 1,322 1,347 1,345 1,275 1,244 1,268 1,301 1,372 1,298 3Q11 3Q12 3Q13 3Q14 3Q15 Production Sales 42% 25% 25% 8% Europe North America Asia LatAm (128) (79) (99) (59) 1Q15 2Q15 3Q15 4Q15 1,331 1,538 1,821 1,727 2,761 3Q11 3Q12 3Q13 3Q14 3Q15 Pulp Net Revenues (R$ million) 50% 36% 14% Tissue Printing & Writing Specialties

Cash Production Cost (R$/t) – 3Q15 7 Management initiatives gains mostly offset the inflation impact LTM: Average FX: 56% Inflation (IPCA): 9.5%

Indebtdeness 8 Interest Expenses (US$ million) and Cost of Debt in US$* Debt Amortization Schedule (US$ million) Debt (US$ billion) and Leverage (US$) Net debt/EBITDA (US$) Cash on hand: US$994 million Average tenor: 51 months (*) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. 473 414 408 350 268 200 149 2009 2010 2011 2012 2013 2014 LTM 3Q15 Interest Expenses 742 494 1,236 104 204 320 472 810 297 317 25 4 600 Liquidity 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Pre-payment BNDES ECN ACC/ACE Voto IV Bond Others (cash*) (revolver) * Includes MtM of hedging transactions . 6.3 5.9 5.5 5.2 4.6 3.4 3.3 Cost of Debt (% p.a.)

Net Results (R$ million) – 3Q15 9 (1) current 3T15 3T15 Excluding the FX impact, the net income would have been R$873 million. (1) Includes non-recurring expenses/non-cash and other financial income/expenses. 1,551 (601) (2.202) 515 (362) (95) (484) (34) (209) 719 Adjusted EBITDA Exchange variation on debt Other exchange variation MtM hedge Hedge settlement Net Interest Deprec., amortiz. and depletion Income Taxes Others Net Income (Loss) deffered swap ZCC

Free Cash Flow (1) – FCF 10 (3) R$ million – 3Q15 R$ million - LTM FCF Evolution(2) (R$ million) and Average FX Not considering dividend payment of R$149 million. Not considering capex related to the Horizonte 2 project. Includes other financial results. FCL yield = 7.7% Dividend Dividend 149 1,551 1,122 1,048 (416) (63) 50 (5) 5 (74) Adjusted EBITDA Capex (ex-H2 project) Net Interest Working Capital Taxes Others FCF (ex-H2 project) Capex H2 FCF 4,620 2,297 2,150 (1,556) (345) (374) (71) 23 (147) Adjusted EBITDA Capex (ex-H2 project) Net Interest Working Capital Taxes Others FCF (ex-H2 project) Capex H2 FCF 297 385 493 1,122 4Q14 1Q15 2Q15 3Q15 FCF 2.54 2.87 3.07 3.54 Average FX (R$/US$)

ROE and ROIC (R$) 11 ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) Sept. Adjusted EBITDA – CAPEX – Net Interest – Taxes International accounting standards for biological assets. Adjusted EBITDA – CAPEX – Taxes Sept. 3.97 1.67 Average FX 1.95 2.16 2.35 3.01 3.97 1.67 Average FX 1.95 2.16 2.35 3.01 FX

Approval of Dividend Policy 12 Proposed dividends based on cash generation, taking into consideration the company’s strategic planning and in line with its policies, notably the Indebtness and Risk Management policies. Preserving Investment Grade. Commitment to Corporate Governance best practices. - Criteria: Extraordinary dividend if Policy criteria are met.

Proposed Extraordinary Dividend of R$ 2 billion 13 Timeline: Call to EGM: October 22nd, 2015 EGM date: November 30th, 2015 Payment on: December, 2015 Drivers: Strong cash generation Cash position above minimum cash Low leverage level Low average cost of debt Funding status of Horizonte 2 project Capital discipline Implementation of Dividend Policy approved Dividend yield* = 7% * Considering dividend of R$149 million paid in May and the proposed payment of R$ 2 billion on Market Cap. on September 30th, 2015.

14 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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